FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 04, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc.
(LSE: SIG and Nasdaq NMS:SIGY)

Embargoed until 4.00 p.m. (BST)                                                                                                                                                                                                              4 August 2004

SIGNET APPOINTS NON-EXECUTIVE DIRECTOR

Robert Walker will be joining Signet Group plc ("Signet") as a non-executive director later this year. Robert Walker (age 59) has been Group Chief Executive of Severn Trent plc since August 2000 and has announced his intention to retire from this post in February 2005. Previously he had been Deputy Chief Executive from July 1999 having joined the Board of Severn Trent plc in 1996 as a non-executive director.

Robert Walker has also been a non-executive director of Wolseley Plc since 1999, and in May 2004 he was appointed a non-executive director of BAA plc.

Prior to joining Severn Trent plc, Robert Walker was a Division President of PepsiCo International responsible for Europe, the Middle East, Africa and Asia and had been with PepsiCo Inc. from 1976 until 1999. He has also worked at McKinsey & Company and Procter & Gamble.

James McAdam, Chairman, commented: "On behalf of the Board I welcome Robert Walker as a non-executive director of Signet. I am confident that his broad experience of international businesses will enable him to make a significant contribution to the Group."

There are no further matters to be disclosed pursuant to paragraph 16.4 of the Listing Rules.

Enquiries:

Timothy Jackson, Investor Relations Director, Signet Group plc      +44 (0) 20 7399 9520

Jonathan Glass, Brunswick                                                            +44 (0) 20 7404 5959

Signet, the world's largest speciality jewellery retailer operated 1,725 stores at 31 July 2004. These include 1,126 stores in the US, where the Group trades as "Kay Jewelers", "Jared - The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    August 04, 2004